Exhibit 4.64

Private & Confidential

Certain identified information, marked by [******], has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential.

DATED THE 25TH DAY OF SEPTEMBER 2020

AMONG

ACCELERATE TECHNOLOGIES PTE LTD

AND

APTORUM INNOVATIONS HOLDING LIMITED

AND

THE PERSONS WHOSE NAMES ARE SET OUT IN SCHEDULE 1

AND

APTORUM INNOVATIONS HOLDING PTE. LIMITED

SHARE SUBSCRIPTION

& SHAREHOLDERS AGREEMENT

TABLE OF CONTENTS

CLAUSE	HEADING	PAGE
1	DEFINITIONS AND INTERPRETATION	1
2	AGREEMENT TO SUBSCRIBE	5
3	CONDITIONS PRECEDENT TO FIRST CLOSING	6
4	FIRST CLOSING	7
5	CONDITIONS PRECEDENT TO SECOND CLOSING	8
6	SECOND CLOSING	9
7	USE OF SUBSCRIPTION AMOUNTS	9
8	CAPITAL STRUCTURE OF THE COMPANY	11
9	BOARD OF DIRECTORS	11
10	GENERAL MEETINGS OF THE COMPANY	13
11	OPERATIONAL ASPECTS OF THE COMPANY	14
12	CONFIDENTIALITY	15
13	RESTRICTIVE COVENANTS	16
14	TRANSFER OF SHARES	17
15	RIGHT OF PRE-EMPTION; EMPLOYEE SHARE OPTION SCHEME	21
16	RIGHT OF FIRST NEGOTIATION	23
17	DURATION AND TERMINATION	23
18	GENERAL TERMS	24
19	REPRESENTATIONS AND WARRANTIES OF THE PARTIES	25
20	NOTICES	26

	SCHEDULE 1 - FOUNDING SCIENTISTS	27

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This SHARE SUBSCRIPTION & SHAREHOLDERS AGREEMENT (this “Agreement”) dated the 25th day of September 2020 is made by and between the following parties (collectively, the “Parties” and each, a “Party”):

(1)	ACCELERATE TECHNOLOGIES PTE LTD (UEN: 199503187D), a private company limited by shares incorporated under the laws of Singapore and having its registered address at 1 Fusionopolis Way, #19-10 Connexis North, Singapore 138632 (“A*ccelerate”)

(2)	APTORUM INNOVATIONS HOLDING LIMITED, a private company limited by shares incorporated under the laws of the Cayman Islands and having its registered address at Floor 4, Willow House, Cricket Square, Grand Cayman KY 1-9010, Cayman Islands (“AIHL”);

(3)	THE PERSONS WHOSE NAMES ARE SET OUT IN SCHEDULE 1 (collectively, the “Founding Scientists”, and each, a “Founding Scientist”; and

(4)	APTORUM INNOVATIONS HOLDING PTE. LIMITED (UEN: 201918058R), a private company limited by shares incorporated under the laws of Singapore and having its registered address at 10 Anson Road, #11-20 International Plaza, Singapore 079903 (the “Company”).

WHEREAS:

(A)	As at the date of this Agreement, the Company has a paid-up and issued share capital of S$1,000 comprising 1,000 Ordinary Shares (as defined below), all of which are owned legally and beneficially by AIHL, and has a sole Director (as defined below), namely, Dr. Clark Cheng, as appointed by AIHL.

(B)	AIHL, A*ccelerate and the Founding Scientists (i.e., the Subscribers and each, a Subscriber (as defined below)) wish to subscribe for the Subscription Shares (as defined below), and the Company agrees to allot and issue the Subscription Shares to each of the Subscribers, on the terms and subject to the conditions herein specified.

(C)	This Agreement shall further set out the terms and conditions which shall govern the relationship amongst the Subscribers as shareholders of the Company, and their management of the business of the Company.

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Unless the context otherwise requires in this Agreement, the following words and expressions shall have the following meanings:

“A*ccelerate First Tranche Shares” means 215,000 fully paid-up Ordinary Shares to be allotted and issued to A*ccelerate pursuant to the terms of this Agreement as at the First Closing Date.

“A*ccelerate First Tranche Subscription Amount” means S$215,000 to be contributed by A*ccelerate or AVCPL at the First Closing in the form of immediately available funds or equipment, consumables and materials of equivalent value to A*STAR RI.

“A*ccelerate Second Tranche Shares” means 185,000 fully paid-up Ordinary Shares to be allotted and issued to A*ccelerate pursuant to the terms of this Agreement as at the Second Closing Date.

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“A*ccelerate Second Tranche Subscription Amount” means S$185,000 to be contributed by A*ccelerate or AVCPL at the Second Closing in the form of immediately available funds or equipment, consumables and materials of equivalent value to A*STAR RI.

“A*ccelerate Total Subscription Amounts” means the aggregate of the A*ccelerate First Tranche Subscription Amount and the A*ccelerate Second Tranche Subscription Amount.

“A*STAR” means the Agency for Science, Technology and Research.

“A*STAR RI” means the Institute of Bioengineering and Nanotechnology, A*STAR Research Entities (“IBN”) or the Institute of Molecular and Cell Biology, A*STAR Research Entities (“IMCB”), as agreed by the Parties and as the context may require.

“ACRA” means the Accounting and Corporate Regulatory Authority of Singapore.

“Affiliate” means:

(a)	in relation to a natural person, the spouse, parent, sibling or child (including a step child) of such person;

(b)	in relation to any entity, any person which Controls, is Controlled by, or is under common Control with, such entity; and

(c)	in relation to an investment fund or private fund, it includes any other investment fund or private fund under common Control with such fund or managed by the manager of such investment fund or private fund or such entity (as the case may be) provided that, for the avoidance of doubt, an entity in which such investment fund or private fund has merely made an investment shall not be an Affiliate of such investment fund or private fund.

The term “Affiliate” with regard to A*ccelerate shall include A*STAR, AVCPL and all other research institutes and centres funded and managed by A*STAR.

“AIHL First Tranche Shares” means 1,074,000 fully paid-up Ordinary Shares to be allotted and issued to AIHL pursuant to the terms of this Agreement as at the First Closing Date.

“AIHL First Tranche Subscription Amount” means S$1,075,000 to be contributed to the share capital of the Company in immediately available funds by AIHL at the First Closing.

“AIHL Second Tranche Shares” means 925,000 fully paid-up Ordinary Shares to be allotted and issued to AIHL pursuant to the terms of this Agreement as at the Second Closing Date.

“AIHL Second Tranche Subscription Amount” means S$925,000 to be contributed to the share capital of the Company in immediately available funds by AIHL at the Second Closing.

“AIHL Total Subscription Amounts” means the aggregate of the AIHL First Tranche Subscription Amount and the AIHL Second Tranche Subscription Amount.

“Applicable Law” means any decree, law, regulation, ministerial resolution or order, implementing regulations, statute, act, ordinance, directive (to the extent having the force of law), order, treaty, code or rule, as enacted, issued or promulgated, or any interpretation thereof, by any governmental entity having jurisdiction over the matter in question.

“AVCPL” means Accelerate Venture Creation Pte. Ltd..

“Board” shall mean the board of directors of the Company, as constituted from time to time in accordance with the terms of this Agreement.

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“Business Day” means a day (other than gazetted public holidays, Saturdays and Sundays) on which banks are open for business in Singapore and Hong Kong.

“Company-A*STAR RI Funding Agreement” means the “Company-A*STAR RI Funding Agreement for Partial Research Sponsorship” entered into on or around the date of this Agreement by and among the Company, IBN and IMCB.

“Contributing Subscribers” means both of AIHL and A*ccelerate, and “Contributing Subscriber” means either one of them.

“Constitution” means the constitution of the Company, as amended from time to time in accordance with this Agreement and Applicable Law.

“Control” (including, with its correlative meanings, the terms “Controlled by” or “under common Control with”) means (a) the possession, directly or indirectly, of the power to direct, or cause the direction of, management and policies of a Person whether through the ownership of voting securities, by agreement or otherwise, or the power to elect more than half of the Directors, partners or other individuals exercising similar authority with respect to a Person; or (b) the possession, directly or indirectly, of a voting interest in excess of fifty per cent (50%) in a Person.

“Deed of Ratification and Accession” means a deed in such form as the Directors may require a new Shareholder to execute in respect of such new Shareholder’s consent to accept and ratify the terms and conditions of this Agreement.

“Dilution Instruments” means any and all classes of Shares, securities, rights, options, warrants, appreciation rights or instruments (including debt instruments which are convertible into or entitle the holder to acquire or receive any Shares or any options to purchase rights to subscribe for securities by their terms convertible into or exchangeable for Shares with voting rights or economic rights).

“Directors” means the directors for the time being of the Company, and a “Director” means any one of them.

“Exclusive Licence Agreement” means the “Exclusive Licence Agreement” entered into on or around the date of this Agreement by and among the Company and A*ccelerate.

“Fair Value” means in relation to any Shares, the fair market value thereof certified by the Independent Valuer (acting as expert and not an arbitrator) on the following assumptions and basis: (a) the Shares are the subject of an arm’s length sale between a willing seller under no compulsion to sell and a willing buyer under no compulsion to buy, each with full knowledge of all relevant facts; and (b) the Company shall at the time of such certification be carrying on its business as a going concern and shall continue to do so. If any difficulty shall arise in applying any of the foregoing assumptions or basis, then such difficulty shall be resolved by the Independent Valuer in such manner as it may in its absolute discretion deem fit. Unless otherwise specified in this Agreement, the cost of such determination shall be borne by the selling Party.

“First Closing” means closing for the allotment and issue of the First Tranche Subscription Shares in the manner described in Clause 4 of this Agreement.

“First Closing Date” means the date defined in Clause 3.4 on which the First Closing shall take place.

“First Tranche Shares” means the aggregate of (a) the A*ccelerate First Tranche Shares; (b) AIHL First Tranche Shares; and (c) the Founding Scientists First Tranche Shares, to the extent subscribed.

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“Founding Scientists First Tranche Shares” means an aggregate of 144,333 Ordinary Shares to be allotted and issued to the Founding Scientists in equal numbers pursuant to the terms of this Agreement as at the First Closing Date.

“Founding Scientists Second Tranche Shares” means 123,333 Ordinary Shares to be allotted and issued to the Founding Scientists pursuant to the terms of this Agreement as at the Second Closing Date.

“Independent Valuer” means a third party independent valuer from any of Deloitte Touche Tohmatsu, Ernst & Young, KPMG, and PricewaterhouseCooper or other accounting firms to be appointed by the Shareholders by mutual agreement in writing.

“Licensed Product” shall have the meaning given to it in the Exclusive Licence Agreement.

“Licensed Technology” shall have the meaning given to it in the Exclusive Licence Agreement.

“New A*STAR RI IP” shall have the meaning given to it in the Exclusive Licence Agreement.

“Ordinary Shares” means the ordinary shares in the capital of the Company.

“Person” means any individual, corporation, joint stock company, limited liability company, partnership, joint venture, association, trust, unincorporated organization, governmental authority, or other entity.

“Project Delivery Agreement” means an internal agreement entered into between A*ccelerate (or AVCPL) and A*STAR RI dated 1 April 2020.

“Research” means sponsored researches to be undertaken by A*STAR RI pursuant to the Project Delivery Agreement and pursuant to the Company-A*STAR RI Funding Agreement.

“S$” or “Singapore Dollars” means the lawful currency of Singapore.

“Second Closing” means closing for the allotment and issue of the Second Tranche Subscription Shares in the manner described in Clause 6 of this Agreement.

“Second Closing Date” means the date defined in Clause 5.4 on which the Second Closing shall take place.

“Second Tranche Shares” means the aggregate of (a) the A*ccelerate Second Tranche Shares; (b) AIHL Second Tranche Shares; and (c) the Founding Scientists Second Tranche Shares, to the extent subscribed.

“Shares” means all the issued shares in the capital of the Company.

“Shareholder” means a holder of Shares whose name is registered for the time being in the electronic register of members of the Company as the legal owner of such Shares.

“Subscribers” means collectively, A*ccelerate, AIHL and the Founding Scientists, and “Subscriber” means any one of them.

“Subscription Amounts” means the aggregate of the A*ccelerate Total Subscription Amounts and the AIHL Total Subscription Amounts.

“Subscription Shares” means the aggregate of the First Tranche Shares and the Second Tranche Shares.

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“Transaction Agreements” refers collectively to (a) this Agreement, (b) the Exclusive Licence Agreement, and (c) the Company-A*STAR RI Funding Agreement.

“Transfer” (including the terms “Transferred” and “Transferability”) as used herein means to sell, assign, transfer, entrust, mortgage or encumber any Shares, including any assignment for the benefit of creditors or the appointment of receiver or liquidator of assets but shall exclude any transfer by way of testamentary or intestate succession.

1.2	In this Agreement, except where the context otherwise requires:

(a)	words in the singular include the plural and vice versa, and references to one gender include other genders;

(b)	a reference to an enactment or regulation includes a reference to any subordinate law, decree, resolution, order or the like made under the relevant enactment or regulation and is a reference to that enactment, regulation or subordinate law, decree, resolution, order or the like as from time to time amended, consolidated, modified, re-enacted or replaced;

(c)	a reference to (i) years, quarters, months, days and the passage of time is to be construed in accordance with the Gregorian calendar; (ii) writing includes any modes of reproducing words in any legible form and emails to the extent confirmed by return email from the recipient thereof; (iii) “includes” or “including” means “includes without limitation” or “including without limitation” as applicable;

(d)	a reference to any agreement or contract, including this Agreement, is to be interpreted to mean such agreement or contract, as amended, modified or supplemented in accordance with its terms from time to time;

(e)	if a period of time is specified as from a given day, or from the day of an act or event, it is to be calculated inclusive of that day; and

(f)	the headings of all sections of this Agreement have been inserted for reference only and are not to be deemed to be a part of this Agreement.

2.	AGREEMENT TO SUBSCRIBE

2.1	The Subscribers shall, on the terms and subject to the conditions set forth in this Agreement, subscribe for the Subscription Shares in the following manner:

2.1.1	The First Closing shall take place on the First Closing Date on which the Subscribers shall subscribe for, and the Company shall allot and issue to the Subscribers, the First Tranche Shares in the manner described below:

(a)	The A*ccelerate First Tranche Shares to A*ccelerate in consideration of the A*ccelerate First Tranche Subscription Amount.

(b)	The AIHL First Tranche Shares to AIHL in consideration of the AIHL First Tranche Subscription Amount.

(c)	The Founding Scientists First Tranche Shares to the Founding Scientists based on the allocation set out in Schedule 1 as fully paid-up Ordinary Shares in consideration of the Founding Scientists’ continued support on the Licensed Products and Licensed Technology and undertaking to provide necessary support to meet the milestones prior to the completion or termination of the Project under the Company-A*STAR RI Funding Agreement.

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2.1.2	The Second Closing shall take place on the Second Closing Date on which, the Subscribers shall subscribe, and the Company shall allot and issue to the Subscribers, the Second Tranche Shares in the manner described below:

(a)	The A*ccelerate Second Tranche Shares to A*ccelerate in consideration of the A*ccelerate Second Tranche Subscription Amount.

(b)	The AIHL Second Tranche Shares to AIHL in consideration of the AIHL Second Tranche Subscription Amount.

(c)	The Founding Scientists Second Tranche Shares to the Founding Scientists based on the allocation set out in Schedule 1 as fully paid-up Ordinary Shares in consideration of the Founding Scientists’ continued support on the Licensed Products and Licensed Technology.

2.2	The Subscribers shall execute such further instruments and to take all such further action as may reasonably be necessary to carry out the intent of this Agreement.

3.	CONDITIONS PRECEDENT TO FIRST CLOSING

3.1	The obligation of the Subscribers to effect the First Closing is conditional upon each of the following conditions (the “Conditions Precedent to First Closing”) having been fulfilled to the reasonable satisfaction of the Contributing Subscribers, unless jointly waived in writing by Contributing Subscribers in whole or in part (to the extent permissible under Applicable Law), on or before three (3) months from the date of this Agreement (the “First Closing Long Stop Date”):

3.1.1	Contributing Subscribers shall have mutually approved the terms and conditions of each of the Exclusive Licence Agreement and the Company-A*STAR RI Funding Agreement, all of which shall be executed by the relevant Persons on the First Closing Date;

3.1.2	The Company shall have duly passed all necessary written resolutions of the Board in accordance with the Constitution to approve the execution of the Transaction Agreements and authorising specified individuals to take steps to consummate the transactions contemplated in the Transaction Agreements, including but not limited to the following:

(a)	Issue and allotment of the First Tranche Subscription Shares to the Subscribers, including issuance of the original share certificates therefor;

(b)	Appointment of three individuals nominated by AIHL as Directors, subject to Applicable Laws (the “NEW AIHL Directors”); and

(c)	Authorising the necessary entries in the Company’s statutory registers and filing of relevant forms with the relevant governmental authorities in respect of Clauses 3.1.2(a) and 3.1.2(b) above;

3.1.3	AIHL shall have, as the existing sole Shareholder, passed all necessary resolutions in accordance with the Constitution and Applicable Law to authorise the Board to issue and allot the First Tranche Subscription Shares in the manner contemplated under this Agreement;

3.1.4	A*ccelerate shall have obtained all necessary approvals in respect of the execution of this Agreement and the consummation of the transactions contemplated hereunder; and

3.1.5	AIHL shall have obtained all necessary approvals in respect of the execution of this Agreement and any other Transaction Agreements, and authorising specified individuals to take steps to consummate the transactions contemplated thereunder.

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3.2	If any Contributing Subscriber at any time becomes aware of any circumstance that shall or is likely to give rise to the non-fulfilment or delay in the fulfilment of any of the Conditions Precedent to First Closing, then such Contributing Subscriber shall immediately notify the other Contributing Subscriber in writing of such circumstances and the expected delay in fulfilment of relevant Conditions Precedent to First Closing.

3.3	If any of the Conditions Precedent to First Closing is not fulfilled to the reasonable satisfaction of Contributing Subscribers unless waived in writing by the Contributing Subscribers in whole or in part (to the extent permissible under Applicable Law), by the First Closing Long Stop Date (or such other later date as may be mutually extended by the Contributing Subscribers in writing), the Contributing Subscribers may by mutual consent terminate this Agreement without incurring any liability to all Parties.

3.4	If the Conditions Precedent to First Closing are fulfilled to the reasonable satisfaction of Contributing Subscribers by the First Closing Long Stop Date, the Contributing Subscribers shall proceed to fix the date of the First Closing being a Business Day no later than ten (10) days from the date the Contributing Subscribers agree that the Conditions Precedent to First Closing have been fulfilled to their reasonable satisfaction (the “First Closing Date”).

4.	FIRST CLOSING

4.1	Closing for the allotment and issue of the First Tranche Subscription Shares shall (or shall be deemed to) take place on the First Closing Date at the registered office of the Company (or such other venue as the Parties may agree in writing) whereupon:

4.1.1	A*ccelerate shall provide written confirmation of the contribution of the A*ccelerate First Tranche Subscription Amount and AIHL shall provide documentary evidence that it had contributed the AIHL First Tranche Subscription Amount in such manner to be agreed between them; and

4.1.2	against compliance by A*ccelerate and AIHL of their respective obligations under Clause 4.1.1, the Company shall cause the following actions to be undertaken:

(a)	file with ACRA a notice of allotment in respect of the allotment and issue of the First Tranche Subscription Shares, and enter in the Company’s register of allotment respectively reflecting the Subscribers as the registered holders of the First Tranche Subscription Shares respectively;

(b)	file with ACRA a notice of appointment as directors in respect of the appointment of the NEW AIHL Directors, and enter in the Company’s register of directors reflecting the NEW AIHL Directors as Directors with effect as of the First Closing Date; and

(c)	deliver, within ten (10) Business Days from the First Closing Date, to the Subscribers the original share certificates in respect of the First Tranche Subscription Shares issued in the name of the Subscribers respectively together with a certified copy of the Company’s electronic register of members reflecting the Subscribers as holders of the First Tranche Subscription Shares.

4.2	The Parties shall do all such acts and things and execute all such documents, as they are reasonably required to do, to give effect to the issuance and allotment of the First Tranche Shares as contemplated under this Agreement.

4.3	The obligations of each of the Contributing Subscribers in Clause 4.1 are interdependent and shall be deemed to have occurred simultaneously. The First Closing shall not occur unless all of the obligations contained in Clause 4.1 are complied with and are fully effective.

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4.4	If the First Closing does not occur in the manner and timeline envisaged in this Agreement for reasons not caused by the Company, either Contributing Subscriber may terminate this Agreement and in the event of such termination and where any Contributing Subscriber has remitted any monies to the Company, the Company shall forthwith refund such monies within ten (10) Business Days from the date the Company receives a written notice of termination of this Agreement from the Contributing Subscriber,without incurring any liability to any other Party.

5.	CONDITIONS PRECEDENT TO SECOND CLOSING

5.1	The obligation of the Subscribers to effect the Second Closing is conditional upon each of the following conditions (the “Conditions Precedent to Second Closing”) having been fulfilled to the reasonable satisfaction of the Contributing Subscribers, unless jointly waived in writing by the Contributing Subscribers in whole or in part (to the extent permissible under Applicable Law), on five (5) months from the First Closing Date or any other date agreed between the Contributing Subscribers (the “Second Closing Long Stop Date”):

5.1.1	The First Closing shall have successfully taken place in the manner contemplated under Clause 4;

5.1.2	The Company shall have duly passed all necessary written resolutions of the Board in accordance with the Constitution to approve the issue and allotment of the Second Tranche Subscription Shares to the Subscribers, including issuance of the original share certificates therefor, and authorising the necessary entries in the Company’s statutory registers and filing of relevant forms with the relevant governmental authorities in connection with the allotment and issue of the Second Tranche Subscription Shares;

5.1.3	The Shareholders shall have passed all necessary written resolutions in accordance with the Constitution and Applicable Law to authorise the Board to issue and allot the Second Tranche Subscription Shares in the manner contemplated under this Agreement; and

5.1.4	The A*STAR RI shall have achieved Milestone 1 of Schedule B of the Company-A*STAR RI Funding Agreement.

5.2	If any Contributing Subscriber at any time becomes aware of any circumstance that shall or is likely to give rise to the non-fulfilment or delay in the fulfilment of any of the Conditions Precedent to Second Closing, then such Contributing Subscriber shall immediately notify the other Contributing Subscriber in writing of such circumstances and the expected delay in fulfilment of relevant Conditions Precedent to Second Closing.

5.3	If any of the Conditions Precedent to Second Closing are not fulfilled to the reasonable satisfaction of Contributing Subscribers unless waived in writing by the Contributing Subscribers in whole or in part (to the extent permissible under Applicable Law), by the Second Closing Long Stop Date (or such other later date as may be mutually extended by the Contributing Subscribers in writing), the Contributing Subscribers may by mutual consent terminate this Agreement with respect to the Contributing Subscribers’ obligation to proceed with the Second Closing without incurring any liability to any other Party, provided however that if Clause 5.1.4 is the only Condition Precedent to Second Closing not met before the Second Closing Long Stop Date, AIHL shall be entitled at its sole discretion to unilaterally extend the Second Closing Long Stop to a later date when the condition stated under Clause 5.1.4 can and has been met pursuant to the manner set forth in Clause 5.1.4.

5.4	If the Conditions Precedent to Second Closing are fulfilled to the reasonable satisfaction of the Contributing Subscribers by the Second Closing Long Stop Date, the Contributing Subscribers shall proceed to fix the second closing date being a Business Day no later than ten (10) days from the date the Contributing Subscribers agree that the Conditions Precedent to Second Closing have been fulfilled to their reasonable satisfaction (“Second Closing Date”).

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6.	SECOND CLOSING

6.1	Closing for the allotment and issue of the Second Tranche Subscription Shares shall (or shall be deemed to) take place on the Second Closing Date at the registered office of the Company (or such other venue as the Contributing Subscribers may agree in writing) whereupon:

6.1.1	A*ccelerate shall provide written confirmation of the contribution of the A*ccelerate Second Tranche Subscription Amount and AIHL shall provide documentary evidence that it had contributed the AIHL Second Tranche Subscription Amount respectively in such manner to be agreed between them; and

6.1.2	against compliance by the Contributing Subscribers of their respective obligations under Clause 6.1.1, the Company shall cause the following actions to be undertaken:

(a)	file with ACRA a notice of allotment in respect of the allotment and issue of the Second Tranche Subscription Shares, and enter in the Company’s register of allotment respectively reflecting the Subscribers as the registered holders of the Second Tranche Subscription Shares; and

(b)	deliver, within ten (10) Business Days from the Second Closing Date, to the Subscribers the original share certificates in respect of the Second Tranche Subscription Shares issued in the name of the Subscribers respectively together with a certified copy of the Company’s electronic register of members reflecting the Subscribers as holders of the Second Tranche Subscription Shares.

6.2	The Parties shall do all such acts and things and execute all such documents, as they are reasonably required to do, to give effect to the issuance and allotment of the Second Tranche Shares as contemplated under this Agreement.

6.3	The obligations of each of the Contributing Subscribers in Clause 6.1 are interdependent and shall be deemed to have occurred simultaneously. The Second Closing shall not occur unless all of the obligations contained in Clause 6.1 are complied with and are fully effective.

6.4	Subject to Clause 5.3, if the Second Closing does not occur in the manner and timeline envisaged in this Agreement for reasons not caused by the Company, any Contributing Subscriber may terminate this Agreement with respect of the obligations in respect of the Second Closing and in the event of such termination and where any Contributing Subscriber has remitted any monies to the Company, the Company shall forthwith refund such monies within ten (10) Business Days from the date the Company receives a written notice of such termination from the Contributing Subscriber, without incurring any liability to any other Party.

7.	USE OF SUBSCRIPTION AMOUNTS

7.1	The Parties agree that the Company shall use the Subscription Amounts (from the successful completion of the relevant First Closing and/or Second Closing) as follows:

7.1.1	Upon the execution of Transaction Documents and after the First Closing Date:

(a)	the Company shall apply [***] from the AIHL Total Subscription Amounts to make the “First Payment” set forth in Schedule A of the Company-A*STAR RI Funding Agreement in accordance with the Company-A*STAR RI Funding Agreement; and

(b)	A*ccelerate shall procure the contribution of the A*ccelerate First Tranche Subscription Amount in accordance with the Project Delivery Agreement,

(collectively, the “First Funding Round”).

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7.1.2	Subject to the completion of the First Closing and the First Funding Round:

(a)	upon completion of the milestone corresponding to the “Second Payment” set forth under Schedule A of the Company-A*STAR RI Funding Agreement, the Company shall apply [***] from the AIHL Total Subscription Amounts to A*STAR RI to make the “Second Payment” under the Company-A*STAR RI Funding Agreement in accordance with the Company-A*STAR RI Funding Agreement;

(b)	upon further completion of the first development milestone set out in paragraph 8(a) of Schedule 1 of the Exclusive Licence Agreement, the Company shall pay [***] from the AIHL Total Subscription Amounts to A*ccelerate in accordance with the Exclusive Licence Agreement; and

(c)	A*ccelerate shall procure the contribution of the A*ccelerate Second Tranche Subscription Amount in accordance with the Project Delivery Agreement,

(collectively, the “Second Funding Round”).

7.1.3	Subject to the completion of the Second Closing and the Second Funding Round:

(a)	upon completion of the milestone corresponding to the “Third Payment” set forth under Schedule A of the Company-A*STAR RI Funding Agreement, the Company shall apply [***] from the AIHL Total Subscription Amounts to make the “Third Payment” under the Company-A*STAR RI Funding Agreement in accordance with the Company-A*STAR RI Funding Agreement; and

(b)	upon completion of the second development milestone under the Exclusive Licence Agreement, the Company shall pay [***]] from the AIHL Total Subscription Amounts to A*ccelerate in accordance with the Exclusive Licence Agreement,

(collectively, the “Third Funding Round”).

7.1.4	Subject to the completion of the Third Funding Round:

(a)	upon completion of the milestone corresponding to the “Fourth Payment” set forth under Schedule A of the Company-A*Star RI Funding Agreement, the Company shall apply [***] from the AIHL Total Subscription Amounts to make the “Fourth Payment” under the Company-A*STAR RI Funding Agreement in accordance with the Company-A*STAR RI Funding Agreement;

(b)	upon completion of the third development milestone set out in paragraph 8(a) of Schedule 1 of the Exclusive Licence Agreement, the Company shall pay [***] from the AIHL Total Subscription Amounts to A*ccelerate in accordance with the Exclusive Licence Agreement; and

(c)	upon completion of the fourth development milestone set out in paragraph 8(a) of Schedule 1 of the Exclusive Licence Agreement, the Company shall release [***] from the AIHL Total Subscription Amounts to A*ccelerate in accordance with the Exclusive Licence Agreement,

(collectively, the “Fourth and Final Funding Round”).

7.2	If any of the development milestones referred to in Clauses 7.1.2 (a), 7.1.2(b), 7.1.3 and 7.1.4 does not occur in the manner or within the timeline envisaged in this Agreement and is not fulfilled to the reasonable satisfaction of the Company, unless waived in writing by the Company in whole or in part (to the extent permissible under Applicable Law), the Contributing Subscribers may negotiate in good faith to amend the relevant milestones or waive such requirement.

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7.3	In the event that the Contributing Subscribers have reached a deadlock (including but not limited to failure for the Contributing Subscribers to agree after good faith negotiation pursuant to Clause 7.2 to amend the relevant milestones or waive such requirement), based on the net asset value per Share, within ten (10) Business Days of obtaining the approval of the Company’s Shareholders (excluding the requesting Contributing Shareholder), which shall not be unreasonably withheld. Alternatively, the Contributing Shareholders may mutually agree to enter into capital reduction exercise in which the other Contributing Shareholders will waive rights to any pro-rata return of an agreed sum of any unused working capital to a Contributing Shareholder, or such other method permitted under applicable laws as may be mutually agreed between the Contributing Shareholders.

8.	CAPITAL STRUCTURE OF THE COMPANY

8.1	Upon the First Closing being given effect to, and unless otherwise varied by mutual consent of the Shareholders or as a result of transfer of Shares as permitted under this Agreement, the Contributing Subscribers and the Founding Scientists shall exercise their respective voting rights and powers available to them as Shareholders to ensure that:

8.1.1	the share capital of the Company shall at all times be held by them unless otherwise transferred pursuant to Clause 14;

8.1.2	each of the Subscribers shall not:

(a)	enter into or agree to be bound by any voting trust with respect to any Shares held by it;

(b)	create or permit to be created any pledge, lien or charge over, or grant any option or other rights over, or dispose of, any Shares held by it;

(c)	enter into any shareholder agreement or arrangement of any kind with any person with respect to any Shares held by it; or

(d)	take any other action, which in any such case is inconsistent with the spirit, intent and objectives of this Agreement; and

8.1.3	as between themselves, they shall procure the convening of all meetings, the giving of all waivers and consents, and the passing of all resolutions to give effect to the provisions of this Agreement.

9.	BOARD OF DIRECTORS

9.1	Subject to this Agreement, the Constitution, and Applicable Law, the Board of Directors shall have the overall responsibility for determining the strategy, management, planning and policies of the Company.

9.2	Following the First Closing, the Board shall comprise of up to five (5) Directors, comprising up to one (1) Director nominated by A*ccelerate and up to four (4) Directors nominated by AIHL (“AIHL Directors”).A*ccelerate may nominate one (1) Director to the Board at any time upon written notice to the Company following the First Closing (“A*ccelerate Director”), prior to which A*ccelerate shall be entitled to appoint a representative to attend as an observer at all Board Meetings (the “A*ccelerate Observer”). The A*ccelerate Observer shall be entitled to receive all notices of Board Meetings, materials and access to the Company that a Director may receive from the Company, and speak at any Board Meetings (but shall not be entitled to vote). The appointment of the A*ccelerate Observer shall automatically terminate upon the appointment of the A*ccelerate Director.

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9.3	After the Board is formed pursuant to Clause 9.2, the Board shall pass necessary resolutions in accordance with the Constitution to approve the appointment of the CEO and financial controller of the Company, and the A*ccelerate Observer, pursuant to this Agreement.

9.4	Unless otherwise approved in writing by the Board, no Director is entitled to receive remuneration for holding office as a Director or exercising the functions of that office.

9.5	Board Meetings:

9.5.1	The Board shall meet as often as is deemed necessary or expedient for the due performance of the functions of the Directors in accordance with Applicable Law (“Board Meetings”). A Board Meeting may be called by any Director and fourteen (14) days’ prior written notice shall be given to each Director, Provided However That a Board Meeting may be convened by shorter notice with the written consent of all Directors.

9.5.2	The quorum for all Board Meetings shall be any two (2) Directors (if the A*ccelerate Director has not been appointed) or three (3) Directors, comprising at least two (2) AIHL Directors, and the A*ccelerate Director (if the A*ccelerate Director has been appointed).

9.5.3	If the quorum is not present within half an hour of the scheduled time of the Board Meeting, the Board Meeting shall stand adjourned to the same day, location and time on the following week. If such day is not a Business Day, the Board Meeting shall be held on the next Business Day at the same location and time. The Directors present at such adjourned Board Meeting, at least two (2) of whom shall be AIHL Directors, shall constitute the quorum for such adjourned Board Meeting and all matters may be discussed and acted upon at such adjourned Board Meeting, provided due and proper notice and agenda of the second adjourned Board Meeting has been provided to all Directors.

9.5.4	Subject to Clause 10.6, all decisions of the Board at any Board Meeting shall be taken by simple majority vote of participating Directors. Each Director present in the Board Meeting shall be entitled to one (1) vote.

9.5.5	The Directors may participate in a Board Meeting by means of a telephone or video conference, or similar communications equipment, by which all Directors participating in the Board Meeting are able to hear and be heard by the other Directors without the need for a Director to be in the physical presence of another Directors and participation in the Board Meeting in this manner shall be deemed to constitute presence in person at such Board Meeting. The Directors participating in any such Board Meeting shall be counted in the quorum for such Board Meeting and subject to there being a requisite quorum at all times during such Board Meeting, all resolutions passed by the Directors at such Board Meeting shall be deemed to be as effective as a resolution passed at a Board Meeting duly convened and held. A Board Meeting conducted by means of telephone or video conference, or other similar communications equipment, as aforesaid is deemed to be held at the place agreed by the Directors attending the Board Meeting.

9.6	A resolution in writing of the Directors shall be as valid and effectual as if it has been passed at a Board Meeting duly convened and held, if the resolution is signed by a majority of the Directors for the time being entitled to receive notice of a Board Meeting. All such resolutions shall be circulated to the Directors at least fourteen (14) days prior to the date such resolution is to take effect. Any such resolution may consist of several documents in like form, each signed by one or more Directors. All such resolutions shall without delay, be forwarded or otherwise delivered to the company secretary of the Company to be recorded and filed in the Company’s minute book. The expressions “in writing” and “signed” include any writing or signature of any Director delivered by fax or any other form of electronic transmission.

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10.	GENERAL MEETINGS OF THE COMPANY

10.1	The Company shall hold all its general meetings (“General Meetings”) in accordance with Applicable Law. The Board may convene a General Meeting whenever it may deem fit. All General Meetings shall be held at the principal place of business of the Company or at such other place as the Board may determine from time to time.

10.2	In the event that a physical General Meeting is not practical or not able to be held, it shall be conducted by means of telephone and/or video conferencing call or similar communications equipment whereby all Shareholders participating in the General Meeting can hear each other and such participation shall be deemed to constitute in person at that General Meeting. Such General Meeting shall be deemed to take place where the largest group of Shareholders present for the purposes of that General Meeting is assembled, or if there is no such group, where the chairman of that General Meeting is present.

10.3	The chairman of the Board, if any, shall chair all General Meetings, or if he is not available or present at the General Meeting, then the Shareholders present at the General Meeting shall appoint any one of them to act as the chairman of that General Meeting. The chairman of General Meetings does not have a casting vote.

10.4	No business shall be transacted at any General Meeting unless a quorum is present. The quorum for all General Meetings shall be at least two (2) Shareholders, one (1) of whom shall be AIHL, and one (1) of whom shall be A*ccelerate, present in person or by proxy. If the quorum is not present within half an hour of the scheduled time of the General Meeting, the General Meeting shall stand adjourned to the same day, location and time on the following week or to any other day and at any other time and location as the Board may determine (“Adjourned General Meeting”). At the Adjourned General Meeting, if the quorum is not present within half an hour of the scheduled time of the Adjourned General Meeting, then any Shareholder, one (1) of whom shall be AIHL present in person or by proxy, shall constitute the quorum for the Adjourned General Meeting and all matters may be discussed and acted upon at the Adjourned General Meeting, provided due and proper notice and agenda of the Adjourned General Meeting has been provided to each Shareholder.

10.5	Voting at General Meetings shall be done by way of poll voting. Except as provided in Clause 10.6 or otherwise required by Applicable Law, all resolutions shall be adopted by simple majority.

10.6	The following matters in relation to the affairs of the Company shall be subject to the affirmative votes of the Contributing Subscribers, except that the Contributing Subscribers shall not unreasonably withhold their respective approvals where the relevant matter is for the purposes of attracting further investors, or capital increase by the Company, or enhancing the business strategy of the Company (the “Reserved Matters”):

10.6.1	Any material change in the business strategy of the Company.

10.6.2	Any material change in the nature of business of the Company,or commencing any new business by the Company which is not ancillary or incidental to the business, or in a new market which is materially adverse to the interest of any Contributing Subscriber.

10.6.3	Any amendment to the Constitution which affects the rights attaching to the Shares.

10.6.4	Cessation by the Company of the business activities substantially as now conducted.

10.6.5	Any transfer, relocation or commencement of any aspect of operations outside of Singapore other than marketing or sales and distributorship.

10.6.6	Acquisition or disposal of or dilution of or winding up or dissolution of any interest in any other business, company, partnership or sole proprietorship.

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10.6.7	Commencement, settlement or compromise of any material legal proceedings (other than debt recovery proceedings in the ordinary course of business) instituted or threatened against the Company, or submission to arbitration or alternative dispute resolution any dispute involving the Company.

10.6.8	Creation of or revisions to any employee share plan or share option plan.

10.6.9	Provision by the Company of a guarantee or any security in favour of any party other than its subsidiaries.

10.6.10	Liquidation, dissolution, reorganisation, restructuring, merger or amalgamation of the Company, or the making or agreeing to make a composition or arrangement with creditors, move for insolvency, receivership or administration or do or permit or suffer to be done any act or thing whereby the Company may be wound up (whether voluntarily or compulsorily).

10.6.11	Creation or issuance by the Company of Shares, debentures or Dilution Instruments or the consolidation, sub-division or conversion of or the reduction in its share capital or the alteration of the rights attaching to them, save as otherwise permitted under this Agreement.

10.7	Notwithstanding Clause 10.6, in the event that each of Contributing Subscribers holds less than 3% of the share capital of the Company, its affirmative vote to the Shareholders’ approval to any of the Reserved Matters is no longer required. In the event that New Investors are introduced and pursuant to the request by the New Investors, Contributing Subscribers shall use commercially reasonable efforts to negotiate and amend the Reserved Matters and/or their authorities with respect to the approval of the Reserved Matters.

10.8	A resolution in writing of the Shareholders shall be as valid and effectual as if it has been passed at a General Meeting duly convened and held if the resolution is signed by a majority of the Shareholders for the time being entitled to receive notice of a General Meeting (one of whom shall be AIHL), or in the case of Reserved Matters, signed by the Contributing Subscribers. All such resolutions shall be circulated to the Shareholders at least fourteen (14) days prior to the date such resolution is to take effect. Any such resolution may consist of several documents in like form, each signed by one or more Shareholder. The expressions “in writing” and “signed” include approval by fax or electronic mail transmission.

11.	OPERATIONAL ASPECTS OF THE COMPANY

11.1	Day-to-Day Management of the Company: The day-to-day administration and management of the Company shall be vested in a Chief Executive Officer (“CEO”) whose appointment (including terms of his remuneration) and removal requires the mutual approval of the Contributing Subscribers. It is hereby agree that the initial CEO of the Company shall be Dr. Clark Cheng.

11.2	Accounts and Records: The Company shall maintain accurate books of account, and financial and related records, in accordance with generally accepted accounting principles in Singapore or any other international accepted accounting principles. The Company shall, upon reasonable notice and during normal business hours, make available at its registered address for inspection by any Director (and its designated representatives) or as the case may be, the A*ccelerate Observer, the books of account and records of the Company.

11.3	Information Rights:

11.3.1	Upon request, the Company shall provide to any Director or as the case may be, the A*ccelerate Observer, a copy of the audited financial statements of the Company forthwith upon the same becoming available within one hundred eighty (180) days of close of the relevant financial year.

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11.3.2	The Company shall provide the Contributing Subscribers with a copy of the Company’s half-yearly management accounts within thirty (30) days from the close of every half year. The Contributing Subscribers hereby agree and acknowledge that A*ccelerate shall be permitted to disclose its copy of the Company’s half-yearly management accounts to A*ccelerate for the duration of the Exclusive Licence Agreement.

11.3.3	The Company shall provide the Contributing Subscribers with a copy of the Company’s annual budget no later than ten (10) days prior to the close of the relevant financial year.

11.4	Operation of Banking Matters:

11.4.1	The Board shall ensure that the authorised signatories of all bank accounts and facilities of the Company (including but not limited to all bank accounts and loan facilities of the Company) and in the case of electronic operations and transactions of such accounts and facilities, the persons from whom approvals must be sought prior to the Company undertaking such electronic operations and transactions shall comprise the following personnel acting in accordance with the signing authority pursuant to this Clause 11.4.1:

Group A Authorised Person(s)	Group B Authorised Person(s)
[***]	[***]

(a)	For any amount up to [***]: To be jointly approved/signed by any two of the Group A Authorised Person(s) and Group B Authorised Person(s) (each, an “Authorised Person”).

(b)	For any amount above [***]: To be jointly approved/signed by one Group A Authorised Person and one Group B Authorised Person.

11.4.2	The above thresholds may be subject to changes depending on the Company’s requirements as part of its ordinary course of business subject to the consent of the Board.

11.4.3	The first financial controller of the Company shall be Miss Sabrina Khan (or such other Person nominated by the Company). The appointment and removal of the financial controller shall require the mutual approval of the Contributing Subscribers.

12.	CONFIDENTIALITY

12.1	Each Shareholder (“Recipient”) agrees that all of the Confidential Information (as defined below) of the Company and any other Shareholder (each, a “Disclosing Party”) shall be held by the Recipient in confidence and shall only be disclosed to the employees, agents and representatives of the Recipient on a strict need-to-know basis only, provided that such employees, agents and representatives shall, if so required by any Disclosing Party, sign an undertaking to safeguard the Disclosing Party’s Confidential Information in such form as the Disclosing Party may require. Each A*ccelerate Director and AIHL Director may share Confidential Information with A*ccelerate and AIHL respectively.

12.2	It is agreed that A*ccelerate may disclose all or any part of the Confidential Information to its Affiliates on the basis that A*ccelerate shall procure that such Affiliates shall also agree to treat the information as confidential.

12.3	The Recipient shall take appropriate and adequate measures to prevent the improper or unauthorised disclosure of the Confidential Information of any Disclosing Party, and that it shall not utilise the Confidential Information of any Disclosing Party, directly or indirectly, except for the purposes contemplated under this Agreement, or required by law to be disclosed in response to a valid order of a court of competent jurisdiction or authorised government agency, subject to prompt prior notice by the Recipient to the Disclosing Party to enable the Disclosing Party to apply for a protective order prior to disclosure.

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12.4	If a Recipient ceases to be a Shareholder, it shall, if required by written notice from any Disclosing Party, return the Confidential Information of the Disclosing Party, or destroy documents or records (and/or copies thereof) containing the Confidential Information of the Disclosing Party.

12.5	For purposes hereof, “Confidential Information” means this Agreement, and any information of a technical, scientific, or commercial nature which is proprietary to the Disclosing Party or its licensors, Affiliates, or vendors, or is in the possession of a party under an obligation of confidence and includes, among other things, product solutions and any and all components thereof, documents, electronic data, and media for the storage thereof, plans, photographs, apparatus and samples containing any such information, as well as any and all improvements, innovations and developments thereof and which had been marked “Confidential” or with words of similar import. Information communicated by a Disclosing Party orally or visually shall be summarized in writing, marked “Confidential” and delivered to the Recipient within fourteen (14) days of such communication failing which such information shall not constitute Confidential Information shall not include information that, as shall be proven by the Recipient, was lawfully and legitimately known to and/or in the possession of the Recipient free of any obligation of confidence to any Disclosing Party, as the case may be, or any third party at the time of disclosure, or generally available from public sources without fault on the part of the Recipient.

12.6	Notwithstanding this Clause 12, a Party may disclose the terms and conditions of this Agreement, with prior written notification to the other Parties should this type of disclosure be necessary: (i) in any governmental filing or to other authorities as required by the applicable laws and/or regulation or rules of NASDAQ, an Alternative Stock Exchange, the Financial Industry Regulatory Authority or the U.S. Securities and Exchange Commission and (ii) in connection with any action or claim to enforce its rights thereunder.

12.7	Furthermore, a Recipient may disclose Confidential Information to underwriters, investors, lenders, prospective collaboration partners and financial advisors under non-disclosure agreements with obligations no less onerous than those stated herein in performing due diligence in any other transaction otherwise permitted in this Agreement. The Party disclosing said information shall give the other Parties prior written notification should this type of disclosure be necessary.

12.8	This Clause 12 shall survive the expiry or termination of this Agreement.

13.	RESTRICTIVE COVENANTS

13.1	Each Shareholder shall ensure that for as long as it holds Shares and for a period of twelve (12) months from the date it ceases to be a Shareholder (the “Relevant Period”), it shall not (and shall procure that none of its Affiliates shall):

13.1.1	either on its own account or in conjunction with or on behalf of any person, carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise in carrying on any third party business competing with the Company;

13.1.2	either on its own account or in conjunction with or on behalf of any other person, solicit or entice away or attempt to solicit or entice away from the Company the customers of any person who is or has at any time within one (1) year prior to the date of cessation as a Shareholder been a customer, client, identified prospective customer or client, agent or correspondent of the Company or in the habit of dealing with the Company; or

13.1.3	either on its own account or in conjunction with or on behalf of any other person, employ, solicit or entice away or attempt to employ, solicit or entice away from the Company any person who is or shall have been at the date of or within one (1) year prior to the date of cessation as a Shareholder an officer, manager, consultant or employee of the Company (or any subsidiary) whether or not such person would commit a breach of contract by reason of leaving such employment.

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13.2	For as long as a Shareholder holds Shares and after it ceases to hold Shares, it shall not do or say anything which is detrimental to the reputation of the Company or which may lead any person to cease to deal with the Company on substantially equivalent terms to those previously offered or at all. For the avoidance of doubt, subject to compliance of Clause 12, this provision does not apply for any confidential discussion between A*ccelerate and its Affiliates or with any ministry, statutory board or governmental authority of Singapore.

13.3	Each and every obligation under this Clause 13 shall be treated as a separate obligation and shall be severally enforceable as such, and in the event of any obligation or obligations being or becoming unenforceable in whole or in part, such part or parts as are unenforceable shall be deleted from this Clause13, and any such deletion shall not affect the enforceability of all such parts of this Clause 13 as remain not so deleted. While the obligations contained in this Clause 13 are considered by the Parties to be reasonable in all the circumstances, they recognise that some of the restrictions may fail for technical reasons and accordingly, they agree that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interest of the Parties but would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope, the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

13.4	The obligations set out in this Clause 13 shall survive the expiry or termination of this Agreement.

14.	TRANSFER OF SHARES

14.1	General Restriction:

14.1.1	Except with the prior written consent of each Shareholder or save as otherwise permitted under this Agreement, no Shareholder shall pledge, charge, mortgage (whether by way of fixed or floating charge) or otherwise encumber its legal and/or beneficial interest in any Shares held by him; or Transfer any legal and/or beneficial interest in any Shares held by him.

14.1.2	Any Transfer or purported Transfer of any Share made otherwise than in accordance with this Agreement (except for a Transfer authorized pursuant to this Clause 14) shall be void and of no effect and the Directors shall refuse to register that Transfer. No Share or any beneficial interest in it shall be Transferred otherwise than in accordance with this Agreement.

14.2	Transfer to Affiliates:

14.2.1	Notwithstanding Clause 14.1, in case a Shareholder proposes to Transfer its Shares to an Affiliate, each of the other Shareholders shall not withhold its consent to such Transfer without any reasonable ground and shall not be entitled to participate in such Transfer and shall have (and be deemed to have) consented to and waived all rights of first refusal in connection with such Transfer, Provided However That:

(a)	the obligations of the Transferring Shareholder under this Agreement shall remain unaffected by such Transfer under this Clause 14.2 and after such Transfer, the Affiliate shall be equally bound to the said obligations;

(b)	unless the transferee is already a Shareholder, the transferee shall execute a Deed of Ratification and Accessioncontemporaneously with such Transfer; and

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(c)	the relevant Shares shall be Transferred back to the Transferring Shareholder immediately upon the transferee ceasing to be an Affiliate.

14.2.2	For the avoidance of doubt, Clauses 14.1, 14.3 and 14.4 shall not apply in respect of the Transfer by a Shareholder to its Affiliate pursuant to this Clause 14.2, and the Shareholders shall exercise their respective powers to procure that the Board approves such a Transfer.

14.3	Right of First Refusal and Transfer Procedures:

14.3.1	Subject to Clauses14.2 and 14.5:

(a)	any Shareholder (“Transferring Shareholder”) who proposes to Transfer its Shares otherwise than in accordance with Clauses 14.2 or 14.5, whether to any Person (“Prospective Purchaser”) or otherwise, shall be required to give notice in writing (“ROFR Offer Notice”) to the Company of the proposed Transfer, clearly specifying the number of Shares it wishes to Transfer (“ROFR Offer Shares”), the name of the Prospective Purchaser (if any), the price, whether or not the ROFR Offer Notice is conditional upon all (and not part only) of the ROFR Offer Shares being sold pursuant to the offer made (and in the absence of such stipulation it shall be deemed not to be so conditional), and other material terms of the proposed Transfer; and

(b)	the Transferring Shareholder shall not conclude the Transfer of the ROFR Offer Shares whether to the Prospective Purchaser or otherwise without first offering the ROFR Offer Shares to the other Shareholders (“ROFR Holders”) in accordance with this Clause 14.3 (“Right of First Refusal”).

14.3.2	No ROFR Offer Notice once given may be withdrawn without the consent of the Board. The ROFR Offer Notice shall constitute the Company as the agent of the Transferring Shareholder for the sale of the ROFR Offer Shares at the ROFR Offer Price (as defined in Clause 14.3.3).

14.3.3	For purposes of this Clause 14, “ROFR Offer Price” means the higher of:

(a)	the price per ROFR Offer Share offered by the Prospective Purchaser, where the Prospective Purchaser is reasonably believed by the Transferring Shareholder where the Contributing Shareholders believe to be acting in good faith; or

(b)	the price thereof agreed between the Transferring Shareholder and the Board within one (1) month from the date of the ROFR Offer Notice, or, in the absence of such agreement, the Fair Value of the ROFR Offer Shares at the date of the ROFR Offer Notice as determined and certified by an Independent Valuer.

The fees of the Independent Valuer shall be borne by the Transferring Shareholder, unless otherwise agreed by the Board.

14.3.4	The Company shall upon receipt of a ROFR Offer Notice or, where later, upon the determination of the ROFR Offer Price, give notice in writing to the ROFR Holders of the ROFR Offer Shares that are available for purchase (“Company’s Notice”). The Company Notice shall invite the ROFR Holders to notify the Company in writing within one month from the date of the Company’s Notice (“ROFR Prescribed Period”) whether they wish to purchase such maximum number of the ROFR Offer Shares (calculated with reference to the proportion that the ROFR Holders’ respective shareholdings in the Company bear to one another).

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14.3.5	If the ROFR Holders shall within the ROFR Prescribed Period apply for all or any of the ROFR Offer Shares, the Company shall allocate the ROFR Offer Shares (or so many of them as shall be applied for as aforesaid) amongst the ROFR Holders, and in the case of competition, on a pro rata basis (as nearly as possible) in accordance with the proportion that the relevant ROFR Holders’ respective shareholdings in the Company bear to one another, provided that no ROFR Holder shall be obliged to take more than the maximum number of the ROFR Offer Shares specified by it.

14.3.6	After the ROFR Prescribed Period, the Company shall forthwith give notice of such allocations made by it pursuant to Clause 14.3.5 (“Allocation Notice”) to the Transferring Shareholder and the ROFR Holders to whom the ROFR Offer Shares have been allocated pursuant to Clause 14.3.5 (“Purchasing ROFR Holders”), and shall specify in such Allocation Notice the place and time (being not later than one (1) month after the date of the Allocation Notice) at which the Transfer of the ROFR Offer Shares so allocated shall be completed.

14.3.7	If it is a condition specified in the ROFR Offer Notice that all and not some only of the ROFR Offer Shares shall be purchased and if the ROFR Holders do not, on a collective basis, apply to purchase all the ROFR Offer Shares, the Company shall in the Allocation Notice further invite each of the Purchasing ROFR Holders to apply in writing to the Company within one (1) month from the date of the Allocation Notice for all or any of the ROFR Offer Shares not allocated under Clause 14.3.6 (“Unallocated ROFR Offer Shares”) and in the case of competition, the Company shall allocate the Unallocated ROFR Offer Shares pro rata as nearly as possible in accordance with the proportion that the Purchasing ROFR Holders’ respective shareholdings in the Company bear to one another. If, upon the expiry of the said period of one (1) month, the Purchasing ROFR Holders do not, on a collective basis, apply to purchase all the Unallocated ROFR Offer Shares, the Transferring Shareholder shall be entitled to sell all (and not some only) of any Unallocated ROFR Offer Shares to the Prospective Purchaser at a price not less than the ROFR Offer Price and on terms no more favourable than those offered to the ROFR Holders, provided that such sale takes place within the one (1) month referred to in Clause 14.3.9 and subject to Clause 14.4.

14.3.8	If the ROFR Offer Shares offered pursuant to this Clause 14.3 are taken up by any Purchasing ROFR Holders, the Transferring Shareholder shall be bound, upon payment of the ROFR Offer Price, to Transfer such Offer Shares to the Purchasing ROFR Holders. If, after becoming so bound, the Transferring Shareholder makes default in transferring any of the ROFR Offer Shares, the Company shall be entitled to receive the relevant ROFR Offer Price and the Transferring Shareholder shall be deemed to have appointed the Board as its agent and lawful attorney to execute, complete and deliver a transfer of the ROFR Offer Shares to each Purchasing ROFR Holder. Upon execution of such transfer, the Company shall hold the relevant ROFR Offer Price on trust for the Transferring Shareholder. The receipt by the Company of the relevant ROFR Offer Price shall be a good discharge to each Purchasing ROFR Holder, and after such Purchasing ROFR Holder’s name has been registered as the holder of the relevant ROFR Offer Shares in the electronic register of members of the Company in exercise of the aforesaid power, the validity of the proceedings shall not be questioned by any Person.

14.3.9	If the ROFR Holders do not exercise their Right of First Refusal within the ROFR Prescribed Period and subject to Clause 14.4, the Transferring Shareholder shall be free to sell any ROFR Offer Shares to the Prospective Purchaser at a price not less than the ROFR Offer Price and on terms where the Board considers to be not substantially more favourable than those offered to the ROFR Holders within one (1) month from the expiry of the ROFR Prescribed Period, Provided However That the Board shall be entitled to reject the Transfer and refuse registration of the Prospective Purchaser if:

(a)	the Prospective Purchaser is, or is reasonably believed by the Board to be, a competitor of the Company or is a nominee for a person who is a competitor or connected with a competitor of the Company;

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(b)	the Transferring Shareholder has breached any provision of this Agreement;

(c)	such Transfer constitutes a breach of or default under any agreement or loan to which the Company is a party or by which its property may be bound, and the Company has used commercially reasonable efforts to seek a waiver from the counterparty but has failed to obtain the same; and

(d)	the Prospective Purchaser has not executed, or has refused to execute, a Deed of Ratification and Accession contemporaneously with such Transfer.

14.4	Tag Along Right:

14.4.1	If the ROFR Offer Share under Clause 14.3 exceeds [***] of the share capital of the Company, any ROFR Holder that has chosen not to exercise its Right of First Refusal in accordance with Clause 14.3 (each, a “Tag Along Shareholder”)shall have the right (but not the obligation) to participate in the sale of ROFR Offer Shares by the Transferring Shareholder to the Prospective Purchaser at a price not less than the ROFR Offer Price and on terms no more favourable than those offered to the ROFR Holders(“Tag Along Right”).

14.4.2	Each Tag Along Shareholder shall be required to notify the Company and the Transferring Shareholder of its decision to exercise the Tag Along Right on or before the expiry of the ROFR Prescribed Period (“Tag Along Notice”), and shall state in the Tag Along Notice the number of its Shares that it wishes to sell as part of the Transfer (“Tag Along Shares”), except that the number of the Tag Along Shares which the Prospective Purchaser is required to purchase shall be capped by the number of ROFR Offer Shares which the Prospective Purchaser is purchasing from the Transferring Shareholder.

14.4.3	For the avoidance of doubt, the Tag Along Shareholder shall not be required to provide the Prospective Purchaser any indemnification or otherwise assume any other post-closing liabilities except to give customary representations and warranties on its legal title to its Tag Along Shares, legal authority and capacity and non-contravention of other agreements.

14.4.4	In the event of a Tag Along Shareholder exercising its Tag Along Right pursuant to this Clause 14.4, the Transferring Shareholder and each of the other ROFR Holders shall be deemed to have waived their respective Right of First Refusal in respect of the Tag Along Shares which are Transferred in accordance with this Clause 14.4. If the Transferring Shareholder fails to procure the Prospective Purchaser to purchase the Tag Along Shares of any Tag Along Shareholder in accordance with this Clause 14.4, the Transferring Shareholder shall not be entitled to transfer any ROFR Offer Shares to the Prospective Purchaser.

14.5	Call Option over A*ccelerate Shares:

14.5.1	In consideration of AIHL entering into this Agreement and proceeding to the First Closing hereunder, A*ccelerate hereby grants to AIHL an option to require A*ccelerate to sell and Transfer to AIHL (or its nominee) [***] of all Shares in the capital of the Company which are registered under A*ccelerate’s name (“A*ccelerate Call Option Shares”) subject to the provisions of this Clause 14.5.

14.5.2	For purposes of determining the consideration payable for the A*ccelerate Call Option Shares, the A*ccelerate Call Option Shares shall be valued at the higher of:

(a)	[***] valuation of the Company; or

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(b)	the market valuation of the Company based on the most recent prior round investment (if available).

14.5.3	The A*ccelerate Call Option may only be exercised by AIHL after it has invested a total of [***] in the Company since the First Closing Date for the purpose of the hiring of new headcount and funding other types of overheads incurred in carrying out the Company’s business activities in Singapore, such investment shall be independent to the AIHL Total Subscription Amounts hereunder.

14.5.4	The A*ccelerate Call Option shall expire on [***] Date (“A*ccelerate Call Option Expiry Date”).

14.5.5	The A*ccelerate Call Option may be exercised by AIHL at any time prior to the expiry of the A*ccelerate Call Option Expiry Date by serving a written notice of its exercise of the A*ccelerate Call Option on A*ccelerate (“A*ccelerate Call Option Notice”). Upon receipt of the A*ccelerate Call Option Notice, A*ccelerate shall be obliged to sell and Transfer all the A*ccelerate Call Option Shares to AIHL (or its nominee, as the case may be). A*ccelerate and AIHL shall engage each other in good faith, and shall use all reasonable endeavours, to complete the sale and Transfer of the A*ccelerate Call Option Shares within ten (10) Business Days from the date of the A*ccelerate Call Option Notice.

14.5.6	For the avoidance of doubt, Clauses 14.1 to 14.4 shall not apply in respect of the Transfer of the A*ccelerate Call Option Shares from A*ccelerate to AIHL pursuant to this Clause 14.5.

14.6	Shares of Founding Scientists:

14.6.1	If any of the Founding Scientists were to cease necessary support for achievement of the agreed milestones prior to the completion or termination of the specific milestones within Project under the Company-A*STAR RI Funding Agreement (each, an “Relevant Founding Scientist”), then the Relevant Founding Scientist shall transfer Shares ([***] for each milestone not completed up to [***]) registered under his name to either:

(a)	the Contributing Subscribers on a [***] proportion; or

(b)	to AIHL,

(as A*ccelerate may elect at its own discretion and subject to acceptance by AIHL) based on the net asset value per Share.

In the event that the Contributing Shareholders cannot agree on the above election, the Relevant Founding Scientists are allowed to keep his Shares notwithstanding this Clause 14.6.1.

14.6.2	For the avoidance of doubt, Clauses 14.1, 14.3 and 14.4 shall not apply in respect of a Transfer made by a Founding Scientist under Clause 14.6.1, and the Shareholders shall exercise their respective powers to procure that the Board approves such a Transfer.

15.	RIGHT OF PRE-EMPTION; EMPLOYEE SHARE OPTION SCHEME

15.1	Subject to the terms and conditions of this Agreement, and in compliance with the procedure set out in this Clause 15, in the event that, the Company is desirous of issuing any Dilution Instruments within a period of two (2) years following First Closing Date (“Proposed Issuance”), the Company shall comply with the Constitution and the affirmative approval provisions contained in Clause 10.6, and shall provide a right to each Shareholder (each, “Pre-emptive Right Holder”) a right to participate in the Proposed Issuance to the extent necessary to maintain their respective shareholdings in the Company (“Pro-Rata Share”) in accordance with the provisions of this Clause 15 (“Right of Pre-emption”).

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15.2	The Company shall give the Pre-emptive Right Holders written notice of the Proposed Issuance (“Issuance Notice”) specifying the following terms (collectively, “Offered Terms”):

15.2.1	Number and class of the Dilution Instrument proposed to be issued (“Issuance Shares”).

15.2.2	Price per Issuance Share (“Issuance Price”).

15.2.3	Manner and time of payment of the Issuance Price.

15.2.4	Date of the Proposed Issuance and details of new proposed investor.

15.3	The Pre-emptive Right Holders shall be entitled to exercise their Right of Pre-emption by issuing a written notice to the Company, within one (1) month from the date of receipt of the Issuance Notice, notifying their intention to the Company that they wish to exercise their Right of Pre-emption on all or part of their Pro-rata Share of the Issuance Shares (“Exercise Notice”) and shall pay for and subscribe to such number of Issuance Shares as they wish to subscribe to (but up to their Pro-rata Share as the case may be), at the Issuance Price and on the Offered Terms as set out in the Issuance Notice.

15.4	If any Pre-emptive Right Holder ails to issue the Exercise Notice within the time period specified in Clause 15.3 or does not wish to subscribe to its full entitlement, then after the receipt of all the Exercise Notice(s), the Company by way of written notice (“Balance Issuance Notice”) shall offer to issue and allot the Balance Issuance Shares to the other Pre-emptive Right Holders on a pro-rata basis on the same terms as mentioned in the Issuance Notice. If any Pre-emptive Right Holder(s) wishes to exercise its Pre-emptive Right over the Balance Issuance Shares, then within seven (7) days from the Balance Issuance Notice, it shall issue a notice to the Company notifying its intention to exercise the Pre-emptive Right on all or part of its Pro-Rata Share of the Balance Issuance Shares (“Balance Shares Exercise Notice”). Subject to the receipt of the payment against exercise of the Pre-emptive Right by the Pre-emptive Right Holders, the Company shall issue and allot such number of the Issuance Shares and/or Balance Issuance Shares as is set out in the Exercise Notice and/or the Balance Shares Exercise Notice, as the case may be, to the Pre-emptive Right Holders on the date of closing of the issuance as stated in the Issuance Notice or the Balance Issuance Notice.

15.5	If the Pre-emptive Right Holders do not subscribe to their Pro-Rata Share of the Issuance Shares and/or the Balance Issuance Shares, in full or in part, then the Board may, in its discretion, issue and allot such unsubscribed Issuance Shares and/or the Balance Issuance Shares to any Person as it deems fit on the Offered Terms as set out in the Issuance Notice within a period of within one (1) month from the expiry of the period as set out in Clause 15.4. If the Company does not complete the issuance and allotment to such Person within one (1) month of the expiry of the period as set out in Clause 15.4, the Company shall not proceed with such issuance and allotment without issuing a fresh Issuance Notice and following the procedure set out in this Clause 15.

15.6	If the Company issues and allots any Issuance Shares to a new investor (the “New Investor”) pursuant to this Clause 15, the New Investor shall be required to execute a Deed of Ratification and Accession unless otherwise agreed amongst the Contributing Subscribers and the New Investor.

15.7	Creation of an employee share option scheme:

15.7.1	The Shareholders agree that the Board shall be authorised to adopt and implement an employee share option scheme or share grant scheme for the benefit of the Company’s employees (“ESOS”) which shall comprise up to 5% of the enlarged share capital of the Company following the Second Closing Date. The Board shall have sole discretion to determine the terms and conditions of the ESOS, and the criteria for the selection of eligible employees for participation in the ESOS.

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15.7.2	The foregoing provisions of this Clause 15 shall not apply in the event of an offering of new Shares to any eligible employees pursuant to the ESOS.

16.	RIGHT OF FIRST NEGOTIATION

16.1	If AIHL and/or its Affiliates acquire or develop new intellectual property rights relating to “Next-Generation Sequencing in the detection of pathogens in human infectious disease diagnosis space”, the Company shall have right of first negotiation to the said rights which may be exercised by the Company at any time during the period commencing on the effective date of the Exclusive Licence Agreement and the expiry of [***] from the said effective date (“Right of First Negotiation”).

16.2	A*ccelerate shall grant to the Company an option to negotiate a royalty bearing, revocable for cause licence to use the New A*STAR RI IP for their commercial activities pursuant to Section 14 of the Exclusive Licence Agreement.

17.	DURATION AND TERMINATION

17.1	Except as otherwise provided herein, this Agreement shall, after the First Closing and/or the Second Closing, continue in full force and effect without limit in point of time until the earlier of the following events:

17.1.1	termination pursuant to the provisions of this Agreement;

17.1.2	the Contributing Subscribers agree in writing to terminate this Agreement;

17.1.3	a resolution to wind-up the Company is passed in accordance with the Constitution, this Agreement and Applicable Law, or if a liquidator is otherwise appointed; or

17.1.4	in relation to any one Shareholder, upon that Shareholder ceasing to hold any Shares, whether in accordance with Clause14 or following the occurrence of an Event of Default.

17.2	An “Event of Default” shall be deemed to have occurred after the First Closing and/or the Second Closing (whichever is applicable) if a Party(“Defaulting Party”):

17.2.1	commits a material breach of any part of this Agreement that is not capable of remedy;

17.2.2	commits a material breach of any part of this Agreement and fails to remedy the same within thirty (30) days from the service of any written notice by other Parties (“Non-defaulting Parties”) complaining of such breach;

17.2.3	enters into any composition or arrangement with its creditors generally or an encumbrancer lawfully takes possession of or an administrative receiver is appointed over the whole or any part of the undertaking, property or assets of the Defaulting Party;

17.2.4	an order is made or resolution is passed or a notice is issued convening a meeting for the purpose of passing a resolution or any analogous proceedings are taken for the appointment of an administrator of or the winding up of the Defaulting Party, other than members’ voluntary liquidation solely for the purpose of amalgamation or reconstruction, or in the case of an individual, bankruptcy proceedings are instituted against the Defaulting Party; or

17.2.5	a notification by the relevant authorities that the Defaulting Party is not a fit and proper person (or any such notice/words carrying that effect) to be a Shareholder.

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17.3	Upon the occurrence of an Event of Default, the Non-defaulting Party may serve written notice on the Defaulting Parties within thirty (30) days of the Event of Default coming to the actual notice of the Non-defaulting Parties (“Termination Notice”) to:

17.3.1	require the Defaulting Party to perform its obligation, in which case the remedy of specific performance of this Agreement shall be available to the Non-Defaulting Parties; or

17.3.2	require the Company be wound up in which event the Parties shall forthwith do all acts and things necessary to wind up the Company in accordance with Applicable Law; or

17.3.3	to terminate this Agreement, whereupon this Agreement shall have no further force and effect with no Party having any rights and obligations against the other save and except for any antecedent breaches, and the obligations under Clauses 12 (Confidentiality), 13 (Restrictive Covenants), 17 (Duration and Termination) and 18 (General Terms) (collectively, the “Surviving Obligations”) and such other obligations hereunder which are intended to survive the expiry or termination of this Agreement.

18.	GENERAL TERMS

18.1	Prevalence of Agreements: In the event of any inconsistency or conflict between the provisions of this Agreement and the provisions of the Constitution, the provisions of this Agreement shall prevail, and the Parties shall exercise all powers and rights available to them to give effect to the provisions of this Agreement, to the extent permitted under Applicable Law, and/or procure an amendment of the relevant provisions of the Constitution to ensure consistency with the provisions of this Agreement.

18.2	Costs and Expenses: The Parties shall bear their own costs and expenses incurred in connection with the preparation, negotiation and execution of this Agreement and any documents ancillary to it, and in complying with its obligations under this Agreement (unless otherwise expressly specified herein).

18.3	Entire Agreement: This Agreement (including the Schedules and the other Transaction Agreements) constitute the entire agreement between the Parties, and supersede all prior or contemporaneous proposals, agreements and all other communications (whether written or oral, express or implied), in respect of the subject matters hereof.

18.4	No Partnership or Agency: This Agreement shall not constitute or imply any partnership, agency, fiduciary relationship or other relationship among the Parties other than the contractual relationship expressly provided for in this Agreement.

18.5	Assignment: Save as otherwise permitted under this Agreement, no Party shall transfer or assign all or any of its rights, obligations or benefits hereunder in whole or in part to any third party unless otherwise made in accordance with this Agreement. Subject to the other provisions of this Agreement, all the terms and conditions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted assigns and successors-in-title except that any permitted assignee or transferee shall agree in writing to comply with all terms and conditions of this Agreement, and any assignment shall not exceed the existing scope of this Agreement.

18.6	Amendments: No amendment, modification of or addition to any provision of this Agreement shall be effective unless made in writing and signed by the duly authorised representatives of the Parties.

18.7	Waiver: No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall impair the same or operate as a waiver of the same nor shall any single or partial exercise of any right, power or privilege preclude any further exercise of the same or the exercise of any other right, power or privilege.

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18.8	Severance: If any provision of this Agreement or the application of any such provision is held by a court of competent jurisdiction to be wholly or partly illegal, invalid or unenforceable, the same shall be deemed to be deleted from this Agreement and shall be no force and effect, whereas the other provisions hereof shall remain in full force and effect as if such provision had not originally been contained in this Agreement. In the event of such deletion, and if the commercial basis of this Agreement is, whether by reason of any illegality or change in circumstances, substantially altered, the Parties shall review and agree on revisions mutually acceptable to them which shall most closely reflect their original intent and purposes in place of the terms so deleted.

18.9	Third Party Rights: A person who is not a Party shall have no right under the Contracts (Rights of Third Parties) Act (Cap. 53B) to enforce any provision under this Agreement.

18.10	Counterparts: This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Parties agree that execution of this Agreement by industry standard electronic signature software shall have the same legal force and effect as the exchange of original signatures, and that in any proceeding arising under or related to this Agreement, each Party hereby waives any right to raise any defense or waiver based upon execution of this Agreement by means of such electronic signatures or maintenance of the executed agreement electronically.

18.11	Governing Law and Jurisdiction: This Agreement and the relationship between the Parties shall be governed by, and interpreted, in accordance with the laws of Singapore. The Parties irrevocably submit to the exclusive jurisdiction of the Courts of Singapore.

19.	REPRESENTATIONS AND WARRANTIES OF THE parties

19.1	Each Party warrants that as at the date of this Agreement:

19.1.1	it has the full legal power, authority and capacity to enter into this Agreement and be bound in all respects in accordance with its terms;

19.1.2	no consents, permits or approvals, corporate, governmental or otherwise are required as a condition precedent to its execution of this Agreement or to its performance of its obligations hereunder;

19.1.3	the execution of this Agreement and the performance of its respective obligations hereunder will not conflict with or result in a breach of the terms, conditions or provisions of; constitute a default under; or result in a violation of any agreement, instrument, order, decree or judgement to which it is subject or by which it or any of its property is bound, nor shall it conflict with or violate any statute, law, rule, regulation, order, decree, or judgement of any court or governmental authority which is binding upon it or its property;

19.1.4	this Agreement (and all other contracts and instruments contemplated hereunder) have been duly and validly executed and delivered by it and constitute the due and legal valid and binding agreements enforceable against it in accordance with the applicable terms; and

19.1.5	there is no claim, litigation, proceeding or governmental investigation pending or, so far as is known to it, threatened against or relating to it or its properties or business or the transactions contemplated by this Agreement which does or would materially and adversely affect its ability to enter into this Agreement or to carry out any of its obligations hereunder and, so far as is known to it, there is no basis for any such claim, litigation, proceeding or governmental investigation, except as has been fully disclosed by written notice to the other Shareholders.

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19.2	The Parties acknowledge that they have read this Agreement and understood its provisions. No promise, inducement, representation or agreement other than as expressly set forth in this Agreement has been made to or by any Party to any of the other Parties.

20.	Notices

20.1	Any notice required or permitted hereunder shall be in writing and shall be deemed given as of the date it is delivered by hand or sent by overnight courier or registered or certified mail, postage prepaid, to the other Parties at the address first given hereunder or to such other addresses as the Parties may direct in writing.

If to the Company:

If to AHIL:

If to A*ccelerate:

If to the Founding Scientists:

Please refer to the contact information set forth in Schedule 1

[THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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SCHEDULE 1

FOUNDING SCIENTISTS

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IN WITNESS WHEREOF, the Parties have caused their duly authorised officers to execute this Agreement on the date first above written.

Company

Signed for and on behalf of	)
APTORUM INNOVATIONS HOLDING PTE. LimitED	)	Name:
in the presence of:	)	Designation:

Name of Witness:

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A*ccelerate

Signed for and on behalf of	)
ACCELERATE TECHNOLOGIES PTE LTD	)	Name:
in the presence of:	)	Designation:

Name of Witness:

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AIHL

Signed for and on behalf of	)
APTORUM INNOVATIONS HOLDING LIMITED	)	Name:
in the presence of:	)	Designation:

Name of Witness:

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Founding Scientist

Signed by	)
in the presence of:	)

Name of Witness:

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Founding Scientist

Signed by	)
in the presence of:	)

Name of Witness:

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Founding Scientist

Signed by	)
in the presence of:	)

Name of Witness:

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